

Mail Stop 3233

May 16, 2016

Via E-mail
Debra A. Hess
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave, 18th Floor
New York, NY 10022

> **Re:** **Northstar Realty Finance Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-32330**
> **Form 10-Q for the quarterly period ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 001-32330**

Dear Ms. Hess:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

1. Please provide us with your Rule 3-09 significance test calculation for your equity method investments. Your calculations should reflect the equity in earnings amounts and the amounts from changes in fair value recorded in the statements of operations.

Non-GAAP Financial Measures, page 100

Net Operating Income, page 102

2.      Please revise your disclosure of your non-GAAP measure Net operating income in future filings to provide a reconciliation of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Notes to Consolidated Financial Statements

6. Investments in Unconsolidated Ventures, page 134

3.      We note your disclosure at the bottom of page 135 that "NSAM Sponsored Companies and certain PE Investments, for which the Company has elected the fair value option, are accounted for under the cost method." Please clarify for us and in future filings if these investments are recorded at fair value or at cost.

Form 10-Q for the quarter ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

4.      Please tell us and disclose in future filings the nature of the defaults for the debt you reference in footnote (16) on page 35.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Off ice of Real Estate and
  Commodities